U.S. SECURITIES AND EXCHANGE COMMISSION         Page 1 of 5
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

ComVest Venture Partners LP
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   (Last)               (First)                 (Middle)

830 Third Avenue
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                                    (Street)

  New York             New York                 10022
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

July 20, 2001
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

13-4124841
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4. Issuer Name and Ticker or Trading Symbol

Notify Technology Corporation (Nasdaq SmallCap Market: NTFY)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Warrants to purchase         05/15/01   05/15/08    Common                 118,151       $1.00          D(1)
  Common Stock                                       Stock
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Series A Convertible              n/a        n/a    Common               1,400,000       $1.00          D(1)
  Redeemable Preferred                               Stock
  Stock
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Warrants to purchase         07/20/01   07/20/08    Common                 500,000       $1.00          D(1)
  Common Stock                                       Stock
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Unit Purchase Option (2)     07/20/01   07/20/08    Common                 349,650         (2)          D(1)
                                                     Stock
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Unit Purchase Option (2)     07/20/01   07/20/08    Common                 462,334         (2)                            (3)
                                                     Stock
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Unit Purchase Option (2)     07/20/01   07/20/08    Common                 149,214         (2)                            (4)
                                                     Stock
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Series A Convertible              n/a        n/a    Common               1,000,000       $1.00                            (5)
  Redeemable Preferred                               Stock
  Stock
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Warrants to purchase         07/20/01   07/20/08    Common                 350,000       $1.00                            (5)
  Common Stock                                       Stock
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

Explanation of Responses:

See attached footnotes.

ComVest Venture Partners, LP
By: ComVest Management LLC, its general
    partner


/s/ Michael S. Falk                                      August 3, 2001
---------------------------------------------            -----------------------
      ** Signature of Reporting Person                            Date

Michael S. Falk
Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

FOOTNOTES                                                            Page 3 of 5

(1) These securities are owned directly by ComVest Venture Partners, LP ("ComVest"). The general partner of ComVest is ComVest Management, LLC, which is wholly-owned by Commonwealth Associates Management Company, Inc. ("CAMC"). Michael S. Falk ("Falk") and Robert Priddy ("Priddy") are directors and shareholders of CAMC. Falk and Priddy disclaim beneficial ownership of the shares and warrants held by ComVest other than that portion which corresponds with their respective partnership interests in ComVest.

(2) These are options to purchase Units which were sold in a private placement which closed on July 20, 2001 (the "Private Placement"). Each Unit was sold for a purchase price of $100,000 per Unit and consists of 10,000 shares of Series A Convertible Redeemable Preferred Stock (each such share being convertible into 10 shares of Common Stock) and warrants to purchase 35,000 shares of Common Stock at an exercise price of $1.00 per share. In consideration of services performed in connection with the Private Placement, Commonwealth Associates, L.P. ("Commonwealth;" see note 3 below) was issued Unit Purchase Options to purchase Units at an exercise price of $100,000 per Unit. Certain of the Unit Purchase Options were distributed by Commonwealth to Falk and ComVest (among others).

(3) These Unit Purchase Options are owned directly by Commonwealth. Falk and Priddy are directors and shareholders of CAMC, the general partner of Commonwealth. Falk is the Chairman and principal shareholder of CAMC. Falk and Priddy disclaim beneficial ownership of the shares and warrants held by Commonwealth other than that portion which corresponds with their respective equity ownership in Commonwealth.

(4) These Unit Purchase Options are owned directly by Falk.

(5) These securities are owned directly by RMC Capital, LLC ("RMC"). Priddy is a manager and the principal of RMC and disclaims beneficial ownership of the securities held by RMC other than that portion which corresponds with his membership interest therein.

                    JOINT FILER INFORMATION AND AUTHORIZATION

Name:                    ComVest Management LLC
                              830 Third Avenue
                              New York, New York 10022

Designated Filer:        ComVest Venture Partners, LP

Issuer & Ticker Symbol:  Notify Technology Corporation (NTFY)

Statement Date:          July 20, 2001


Signature:                     By: /s/ Michael S. Falk
                                   ---------------------------------------------
                                       Michael S. Falk, Manager

Name:                    Michael S. Falk
                               830 Third Avenue
                               New York, New York 10022

Designated Filer:        ComVest Venture Partners, LP

Issuer & Ticker Symbol:  Notify Technology Corporation (NTFY)

Statement Date:          July 20, 2001


Signature:                     /s/ Michael S. Falk
                               -------------------------------------------------
                                   Michael S. Falk

Name:                    RMC Capital, LLC
                               1640 Powers Ferry, Suite 125
                               Marietta, Georgia 30067

Designated Filer:        ComVest Venture Partners, LP

Issuer & Ticker Symbol:  Notify Technology Corporation (NTFY)

Statement Date:          July 20, 2001


Signature:                     /s/ Robert Priddy
                               -------------------------------------------------
                                   Robert Priddy, Manager

Name:                    Robert Priddy
                               1640 Powers Ferry, Suite 125
                               Marietta, Georgia 30067

Designated Filer:        ComVest Venture Partners, LP

Issuer & Ticker Symbol:  Notify Technology Corporation (NTFY)

Statement Date:          July 20, 2001


Signature:                     /s/ Robert Priddy
                               -------------------------------------------------
                                   Robert Priddy